SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Increases Fleet Plan to Meet Demand and Further
Increase Profitable Growth

São Paulo, May 16, 2006 – GOL Linhas Aéreas Inteligentes (NYSE: GOL and Bovespa: GOLL4), Brazil’s low-cost, low-fare airline, announces that it has increased its fleet plan, as part of the Company’s continuing plans for route expansion and cost reductions. GOL’s Boeing 737 Next Generation aircraft are an integral part of the Company’s plans to profitably serve the growing Brazilian and South American air transportation markets.

High Growth Market. GOL’s vision is to be recognized by 2010 as the airline that popularized high-quality, low-fare air travel in South America. Over the next five years, passenger traffic in South America is projected to grow at a rate of over 7% annually, the second highest passenger growth in any region of the world after China, according to projections by the Boeing Company. For 2006, the Company expects the Brazilian market to grow at a rate of over 18%. During the four month period ending April 2006, domestic passenger traffic in the Brazilian market totaled 12.8 billion RPKs (revenue passenger kilometers), representing an increase of 20.3% over the same period in 2005. In 2005, domestic RPKs increased by 5.5 billion to 33.7 billion, representing an increase of 19.4% over 2004. The Company believes that a large portion of market growth is attributable to the “GOL Effect” – low fares stimulating increased demand for air travel.

Driving Costs Lower. Low fares are made possible by maintaining low operating costs and high quality service, and a key part of GOL’s operating strategy is the Boeing 737 NG. According to Boeing Company data, the 737 NG permits several advantages vs. the competition:

           - less ground time, with turn times averaging 12 minutes faster
           - less fuel consumption, approximately 7 percent less fuel per seat
           - less weight, approximately 250 Kg less per seat
           - less ceiling restrictions, higher cruise altitude capability
           - less maintenance: approximately 23% lower

GOL plans to reduce operating costs further with the incorporation of new NGs into the fleet over the next few years. GOL’s contract with Boeing for the purchase of up to 101 737-800 Next Generation aircraft is the largest agreement between Boeing and a Latin American company. The Company has a total of 67 aircraft firm orders, scheduled for delivery between 2006 and 2012. The first aircraft under the order will be delivered in July 2006.

The new aircraft will be equipped with winglets, which reduce fuel consumption by an additional 3%. In addition to lowering operating costs, winglets provide better flight performance, the ability to operate longer non-stop flights and reduced noise during take-off. The new 737-800s can carry up to 30% more passengers than the 737-700, and the 800 was aerodynamically modified to make landings and take-offs in shorter runways such as the Santos Dumont airport in Rio de Janiero. GOL’s expects that the new 737-800 NG’s will contribute to overall cost reductions of approximately 4-5% per seat kilometer over the next few years.

“The Boeing 737-NG is important to GOL’s growth strategy in both Brazil and South America – always focusing on maintaining low costs, leading technology and high quality services,” says David Barioni, Technical Vice President of GOL Linhas Aéreas Inteligentes.

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GOL currently operates 47 Boeing 737 aircraft. To adequately serve demand, the Company has increased its 2006 fleet plan by two 737-700 NGs, and its 2007 fleet plan by eight 737-700 NGs and two 737-300s. GOL’s revised fleet plan is presented in the table below:

Aircraft	2006	2007	2008	2009	2010	2011	2012

737-300	12	12	10	3	-	-	-
737-700	28	30	27	27	26	23	20
737-800	20	32	43	54	62	69	76
Total	60	74	80	84	88	92	96
New 737-800	11	24	34	45	53	60	67
Leased 737s	49	50	46	39	35	32	29

GOL: One of the world’s Lowest-cost Carriers

GOL is the lowest cost provider of passenger air transportation in South America, and one of the lowest cost airlines in the world. Set forth in the table below is selected information for performance indicators for select leading publicly-traded low-cost carriers worldwide and other publicly-traded Latin American carriers:

	Operating	Net	Stage-length
Company	Margin	Margin	Adjusted CASK (1)

Selected Publicly-traded Low-cost carriers:			(in US$ cents)
Air Asia (2)	20.1%	15.7%	NA
EasyJet (3)	3.6%	3.2%	8.1
GOL (4)	23.3%	19.2%	6.6
Jet Blue (5)	2.8%	-1.2%	7.6
Ryanair (6)	23.5%	19.1%	NA
Southwest (5)	10.8%	7.2%	5.8

Selected Publicly-traded Latin American carriers:
Copa (5)	17.3%	13.6%	NA
LAN (7)	5.7%	5.8%	9.4
TAM (4)	10.9%	7.6%	8.5

Data based on publicly filed financial statements and reports.
(1) In accordance with industry practice, stage -length CASK adjusted is calculated as follows: [Company avg. stage length / GOL avg. stage length) 0.5 ) x Company CASK].
(2) Malaysian GAAP figures for the twelve month period ended December 31, 2005. Based on a US Dollar/Malaysian Ringitt exchange rate of 0.2641 as of December 30, 2005.
(3) UK GAAP figures for the twelve month period ended September 30, 2005. Based on a US Dollar/British Pound exchange rate of 1.7691 as of September 30, 2005.
(4) U.S. GAAP figures for the fiscal year ended December 31, 2005. Based on a US Dollar/Brazilian Real exchange rate of 0.4272 as of December 30, 2005.
(5) U.S. GAAP figures for the fiscal year ended December 31, 2005.
(6) IFRS figures for the twelve month period ended September 30, 2005. Based on a US Dollar/Euro exchange rate of 1.1796 as of December 30, 2005.
(7) Chilean GAAP figures for the fiscal year ended December 31, 2005 (original figures presented in U.S. Dollars).

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About GOL Linhas Aéreas Inteligentes

GOL Linhas Aéreas Inteligentes, a low cost, low fare airline, is one of the most profitable and fastest growing airlines in the industry worldwide. GOL operates a simplified fleet with a single class of service. The Company has one of the youngest and most modern fleets in the industry resulting in low maintenance, fuel and training costs, with high aircraft utilization and efficiency ratios. In addition, safe and reliable services, which stimulate GOL’s brand recognition and customer satisfaction, allow GOL to have the best value proposition in the market. GOL currently offers over 500 daily flights to 50 major business and travel destinations in Brazil, Argentina, Bolivia, Uruguay and Paraguay with substantial expansion opportunities. GOL’s growth plans include increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic South American travel destinations. GOL’s shares are listed on the NYSE and the Bovespa. GOL: here everyone can fly!

For more information, flight times and fares, please access our site at www.voegol.com.br or call: 0300-789-2121 in Brazil, 0810-266-3131 in Argentina, 800-1001-21 in Bolivia, 0004 055 127 in Uruguay, 009 800 55 1 0007 in Paraguay and 55 11 2125-3200 in other countries.

CONTACT: GOL Linhas Aéreas Inteligentes S.A.
Ph: (5511) 5033 4393
e-mail: ri@golnaweb.com.br
www.voegol.com.br/ir

Media – Brazil and Latin America:	Media – U.S. and Europe:
MVL Comunicação (São Paulo)	Gavin Anderson & Company (New York)
Ph: (5511) 3049-0343 / 0343	Ph: 212 515 1904
e-mail: roberta.corbioli@mvl.com.br	e-mail: amatthews@gavinanderson.com

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2006

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.